UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Security Capital Assurance Ltd

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G8018D107

(CUSIP Number)

August 1, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant

to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8018D107
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). XL Capital Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
	5.	Sole Voting Power 0
Number of Shares Beneficially	6.	Shared Voting Power 40,696,471 (see Item 4)
Owned by Each Reporting Person With:	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 40,696,471 (see Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,696,471
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 63.5% (see Item 4)
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. G8018D107
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). XL Insurance (Bermuda) Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Bermuda
	5.	Sole Voting Power 0
Number of Shares Beneficially	6.	Shared Voting Power 40,696,471 (see Item 4)
Owned by Each Reporting Person With:	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 40,696,471 (see Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,696,471
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 63.5% (see Item 4)
12.	Type of Reporting Person (See Instructions) CO

Item 1(a).	Name of Issuer:

Security Capital Assurance Ltd (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

One Bermudiana Road
Hamilton HM 11, Bermuda

Item 2(a).	Name of Person Filing:

This statement is filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “SEC”) under Section 13 of the Act:

(i) XL Capital Ltd; and
(ii) XL Insurance (Bermuda) Ltd (collectively the “Reporting Persons”).

XL Insurance (Bermuda) Ltd, a Bermuda corporation, is the record owner of 40,696,471 shares of the Issuer’s common shares, par value $0.01 per share (the “Common Shares”). XL Insurance (Bermuda) Ltd is a wholly owned subsidiary of XL Capital Ltd, a Cayman Islands exempted company.

Item 2(b).	Address of Principal Business Office:

The Address of the Principal Business Office of each Reporting Person is:

XL House
One Bermudiana Road
Hamilton HM 11, Bermuda

Item 2(c).	Citizenship:

(i) XL Capital Ltd — Cayman Islands
(ii) XL Insurance (Bermuda) Ltd — Bermuda

Item 2(d).	Title of Class of Securities:

Issuer’s Common Shares, par value $0.01 per share.

Item 2(e).	CUSIP Number:

G8018D107

Item 3.	Not applicable.

Item 4.	Ownership:

	(a) Amount beneficially owned by each Reporting Person:
	(i) XL Capital Ltd	40,696,471*
	(ii) XL Insurance (Bermuda) Ltd	40,696,471

*	As of the date hereof, the amount beneficially owned by XL Capital Ltd consist of the 40,696,471 Common Shares owned by XL Insurance (Bermuda) Ltd.

(b) Percent of class:
(i) XL Capital Ltd	63.5%**
(ii) XL Insurance (Bermuda) Ltd	63.5%**

**
These figures are calculated based on 64,136,364 Common Shares issued and outstanding as of December 31, 2006 (not including approximately 497,928 restricted common shares issued to management), as reported in the Issuer’s Form 10-K for the fiscal year ended December 31, 2006.

(c) XL Capital Ltd

Number of shares as to which such person has:
(i) sole power to vote or to direct the vote:	0
(ii) shared power to vote or to direct the vote:	40,696,471***
(iii) sole power to dispose or to direct the disposition of:	0
(iv) shared power to dispose or to direct the disposition of:	40,696,471

XL Insurance (Bermuda) Ltd
Number of shares as to which such person has:
(i) sole power to vote or to direct the vote:	0
(ii) shared power to vote or to direct the vote:	40,696,471***
(iii) sole power to dispose or to direct the disposition of:	0
(iv) shared power to dispose or to direct the disposition of:	40,696,471

***
As a result of limitations contained in the Issuer’s Bye−laws, the votes conferred by these common shares will not exceed, with respect to elections of directors, 50.1% of the aggregate voting power of all common shares entitled to vote generally at any election of directors or, with respect to any other matter presented to our shareholders for their action or consideration, 47.5% of the aggregate voting power of all common shares entitled to vote on such matter.

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

See Exhibit A hereto.

Item 8.	Identification and Classification of Members of the Group:

See Exhibit A hereto.

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certifications:

Not Applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2007
XL CAPITAL LTD

By:  /s/ Kirstin Romann Gould
Name:  Kirstin Romann Gould
Title:    Secretary

XL INSURANCE (BERMUDA) LTD

By:  /s/ Kirstin Romann Gould
Name:  Kirstin Romann Gould
Title:    Secretary

EXHIBIT A

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Shares, par value $0.01 per share, of Security Capital Assurance Ltd, a Bermuda company, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of the date noted below.

Dated: May 11, 2007
XL CAPITAL LTD

By:  /s/ Kirstin Romann Gould
Name:  Kirstin Romann Gould
Title:    Secretary

XL INSURANCE (BERMUDA) LTD

By:  /s/ Kirstin Romann  Gould
Name:  Kirstin Romann Gould
Title:    Secretary